Exhibit 23

Consent of Independent Accountants

We hereby consent to the incorporation by reference in this Registration Statement on Form S-8 of our report dated March 7, 2003, except for Note 22, as to which the date is March 24, 2003, and except for Note 23, as to which the date is December 22, 2003, relating to the consolidated financial statements, which appears on Form 8-K for the year ended December 31, 2002. We also consent to the incorporation by reference of our report dated March 7, 2003 relating to the financial statement schedule, which appears in such Annual Report on Form 10-K.

We also consent to the incorporation by reference in this Registration Statement of our report dated April 25, 2003 relating to the financial statements, which appears in the Annual Report of RadiSys Corporation 401(k) Savings Plan on Form 11-K for the year ended December 31, 2002.

PricewaterhouseCoopers LLP

/s/ PricewaterhouseCoopers LLP

Portland, Oregon,
December 22, 2003